VENTRUS BIOSCIENCES, INC.
787 7th AVENUE, 48th FLOOR
NEW YORK, NEW YORK 10019

VIA EDGAR	December 10, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010
Attention:  John Krug

Re:	Ventrus Biosciences, Inc.
Form 8-A12G (Reg. No. 000-54198)

Ladies and Gentlemen:

Ventrus Biosciences, Inc. hereby requests the consent of the Securities and Exchange Commission to withdraw the Form 8-A filed by Ventrus via EDGAR on November 16, 2010.  Ventrus inadvertently filed the Form 8-A under Section 12(g) of the Securities Exchange Act of 1934.  A Form 8-A under Section 12(b) of the Securities Exchange Act of 1934 will be filed.

Please direct all inquiries to our counsel, Alexander M. Donaldson, at (919) 781-4000.

Respectfully,

VENTRUS BIOSCIENCES, INC.

/s/ David Barrett
David Barrett
Chief Financial Officer